SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F., West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel: 2859 3111 Fax: 2857 7181

04045750

27th September 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

RECEIVED
2004 OCT 26 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

PROCESSED
NOV 01 2004
THOMSON

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

10/27

Daisy Ho
Director

Encls.

C:\Co Sec\Report\Interim\Int2004\BankNY.DOC

Annex A to Letter to the SEC
dated 27 September 2004 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of 30 June 2004 Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	X
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___ ___
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

-end-

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

2004 Interim Results Announcement

GROUP RESULTS

The Group's unaudited profit attributable to shareholders for the six months ended 30 June 2004 amounted to HK$227.0 million, an increase of 90% as compared with the profit of HK$119.8 million for the corresponding period last year. Earnings per share were 11.5 HK cents (2003: 6.2 HK cents).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 4.5 HK cents per share (2003: 1.5 HK cents) in respect of the six months ended 30 June 2004, payable on 15 October 2004 to shareholders on record as at 8 October 2004.

The Register of Members will be closed from 6 October to 8 October 2004, both dates inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 5 October 2004.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Note	(Unaudited) 2004 HK$million	(Unaudited) 2003 HK$million
Turnover	2	**2,241.0**	2,579.2
Other revenues		**37.4**	38.5
Other income	3	**58.4**	11.9
		2,336.8	2,629.6
Cost of properties sold		**(1,102.3)**	(1,777.7)
Other operating costs		**(820.7)**	(797.3)
Operating profit	2, 4	**413.8**	54.6
Finance costs	5	**(13.8)**	(26.2)
Investment (loss) / gain	6	**(25.6)**	29.7
Share of results of associates		**20.3**	14.2
Share of results of jointly controlled entities		**0.3**	(1.9)
Profit before taxation		**395.0**	70.4
Taxation	7	**(38.9)**	(18.5)
Profit after taxation		**356.1**	51.9
Minority interests		**(129.1)**	67.9
Profit attributable to shareholders		**227.0**	119.8
Interim dividend		**90.7**	29.1
Earnings per share (HK cents)	8		
— basic		**11.5**	6.2
— diluted		**11.2**	6.1
Interim dividend per share (HK cents)		**4.5**	1.5

NOTES:

1. **Accounting policies**

   The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

2. **Segment information**

	Turnover 2004 HK$million	Turnover 2003 HK$million	Operating profit 2004 HK$million	Operating profit 2003 HK$million
By business segment:				
Shipping	**739.3**	578.3	**95.7**	(28.3)
Property	**1,436.3**	1,941.1	**344.5**	110.2
Hospitality	**65.0**	42.8	**7.3**	(3.0)
Investment and others	**0.4**	17.0	**6.8**	16.0
	2,241.0	2,579.2	**454.3**	94.9
Unallocated net expenses			**(40.5)**	(40.3)
			413.8	54.6

which enables the shipping division to capture a wider and more diversified international traveler base. The Group's active involvement in the multi-modal transit arrangements reflects its commitment to build an international shipping network in the Pearl River Delta region.

In June 2004, the Macau SAR Government started a "Macau Expresslink" service which allows passengers to travel as transit passengers between the ferry terminal in Macau and the Macau International Airport without the need for customs and immigration formalities. This arrangement enables the Group to extend its international shipping network to the increasingly popular Macau International Airport.

To increase the passenger catchment area for Shenzhen routes, the shipping division introduced in May 2004 shuttle bus services for its passengers at Fu Yong Ferry Terminal to and from the Shenzhen Airport and Shenzhen City. It is intended that the service will be extended to Dongguan and Huizhou in the second half of 2004.

During the first half of 2004, fuel prices rose over 20% as compared with the corresponding period in 2003. In view of the escalating fuel costs, the shipping division is committed to maintaining prudent cost-control measures, including the most effective fleet deployment and sailing schedules, and increased the fares on its Hong Kong-Macau route in February 2004.

Hospitality

With the containment of SARS and the easing of travel restrictions on individuals from China, an increasing number of visitors are traveling to Macau, one of the region's most popular entertainment, gaming, resort and convention destinations.

The Group's hospitality division reported improved results in the six months ended 30 June 2004 due to a significant rebound in Macau tourism since mid-2003 and partly due to closure of the Greater China Club's clubhouse facilities in 2003. For the six months ended 30 June 2004, the total number of visitors to Macau increased by 52.6% to 7.7 million, as compared with the same period last year. Visitors from China to Macau increased significantly by 96.3% to 4.5 million for the six months ended 30 June 2004, as compared with the same period last year.

As a result of active marketing campaigns in capturing the surge in tourist arrivals to Macau, the performance of the Mandarin Oriental Macau and Westin Resort Macau improved significantly during the first half of 2004 as compared with the same period last year. Mandarin recorded an increase in average room rate and occupancy rate of approximately 3.0% and 24.2%, respectively, for the six months ended 30 June 2004. Westin recorded an increase in average room rate and occupancy rate of approximately 9.5% and 10.4%, respectively, for the same period. The Macau Golf & Country Club, Macau's premier golf club adjacent to The Westin, also recorded satisfactory performance during the period.

Under the Group's professional management, Macau Tower Convention & Entertainment Centre has become a prominent tourist landmark and a prime venue for major public events, conventions and banquets in Macau. Macau Tower has recently been elected as the most favored tourist spot by visitors in Macau in a public survey in July 2004 as part of the "Macau Welcomes You" campaign organized by Macau SAR Government.

Property

The Group's property division performed satisfactorily with an operating profit of HK$344.5 million during the period. Handover of the Liberté quality residential units to individual purchasers commenced in October 2003. Approximately 95% of the saleable units of The Belcher's and almost all the saleable units of Liberté had been sold as at 30 June 2004.

In Macau, the superstructure works of Phase II of Nova Taipa Gardens, one of Macau's largest property developments, commenced in July 2004. In response to growing demand for quality residential properties in Macau, Phase II will comprise 13 luxurious residential towers with deluxe clubhouse and landscaped gardens of over 210,000 square feet. Phase II is scheduled for completion in stages with 5 residential towers to be completed by 2006 and pre-sale is expected in 2005. The remaining phases are under planning.

In Guangzhou, the Shun Tak Business Centre comprises a 32-storey office tower and a 6-storey shopping arcade and multi-functional office accommodation. With growing interest in the property, the profit contribution generated from the property continued to increase during the period.

The Group's property management division continued to expand and provide comprehensive quality services to a wide range of residential and commercial properties, including Liberté, Liberté Place, The Belcher's, The Westwood, Nova Taipa Gardens Phase I and Macau Tower. The portfolio under the division's management extends to more than 10 million square feet in Hong Kong and Macau.

PROSPECTS

By geographical segment:				
Hong Kong	1,855.6	2,254.0	338.6	35.8
Macau	328.6	288.5	68.4	15.0
Others	56.8	36.7	6.8	3.8
	2,241.0	2,579.2	413.8	54.6

3. **Other income**

Other income includes HK$49.0 million being interest and redemption premium on convertible guaranteed bonds written back following their conversion into ordinary shares.

4. **Operating profit**

	2004 *HK$million*	2003 *HK$million*
After crediting:		
Interest income	7.1	11.5
Less: Amount capitalised in properties under development	—	(4.5)
	7.1	7.0
Rental income from investment properties	57.5	53.4
Less: Outgoings	(1.4)	(1.7)
	56.1	51.7
Dividends from unlisted investments	0.1	17.0
After charging:		
Cost of inventories		
— properties	1,102.3	1,777.7
— others	164.5	135.9
	1,266.8	1,913.6
Staff costs	274.8	253.3
Depreciation	71.9	73.8
Amortisation of goodwill	3.6	0.3

5. **Finance costs**

	2004 *HK$million*	2003 *HK$million*
Total finance costs incurred	14.8	45.2
Less: Amount capitalised in properties under development	(1.0)	(19.0)
Total finance costs expensed during the period	13.8	26.2

6. **Investment (loss) / gain**

Investment loss of HK$25.6 million in 2004 represents impairment loss on goodwill of subsidiaries. Investment gain of HK$29.7 million in 2003 represents profit on disposal of a subsidiary.

7. **Taxation**

Hong Kong profits tax is provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

	2004 *HK$million*	2003 *HK$million*
Company and subsidiaries		
Hong Kong profits tax	16.1	4.0
Overseas tax	8.7	(0.1)
Deferred tax	9.6	10.5
Share of taxation		
Associates	3.2	1.9
Joint ventures	1.3	2.2
	38.9	18.5

8. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$227.0 million (2003: HK$119.8 million) and the weighted average number of 1,982,465,522 shares (2003: 1,942,433,910 shares) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$234.1 million (2003: HK$119.8 million) and the weighted average number of 2,088,257,842 shares (2003: 1,952,728,475 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

BUSINESS REVIEW

Shipping

The growing traveler confidence in the region since mid-2003 and China's liberalization of travel restrictions on individual travelers to Hong Kong and Macau have favorably impacted the Group's shipping operations during the first half of the year. The shipping division continues to maintain its market leadership on the Hong Kong-Macau route as it has done for the past 40 years.

During the period, the Group's shipping division reported a significant rebound in operating profit to HK$95.7 million, in contrast with a loss of HK$28.3 million in the SARS-affected first half of 2003. Total passenger traffic on the shipping division's Hong Kong-Macau route and Hong Kong/Macau-Shenzhen route recorded a year-on-year increase of approximately 21% and 37%, respectively, in the six months period ended 30 June 2004.

Last September, the shipping division launched the "TurboJET Sea Express" which links the Hong Kong International Airport in Chek Lap Kok with Shenzhen and Macau, two popular destinations in the Pearl River Delta region. Travelers responded positively to the new ferry service with passenger volume recording a satisfactory growth since its launch. This is an encouraging indication of passenger demand for the new inter-modal transportation model

In addition to the remarkable tourism growth in Macau in recent years, Macau's gross domestic product recorded a year-on-year growth of approximately 15.6% for the year ended 31 December 2003 and approximately 36% during the six months ended 30 June 2004, according to the Statistics and Census Service of Macau SAR Government. In view of the rapid economic development in the Pearl River Delta region, as well as the positive impact of the Closer Economic Partnership Arrangement between the PRC and Hong Kong and Macau together with the continuous relaxation of travel policy on individual travelers in China, the Board is optimistic about the future of regional tourism growth and the benefits for the long-term future development of the Group's core businesses. The Group will continue to review and restructure its operations in order to strategically redeploy its resources in the core businesses and has taken a conservative approach to make a provision for a non-core technology-related investment.

With significant cash flow generated from its property sales during the period together with the conversion of all its convertible guaranteed bonds in July 2004, the Group's financial position has been further enhanced. Given its solid financial position and an established travel and hospitality network, the Group is well-poised to explore premium investment opportunities focusing on its core businesses, particularly in Macau.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group maintained strong financial position with bank balances and deposits amounted to HK$3,158 million at 30 June 2004, representing a substantial increase of HK$1,544 million from last year end date.

At 30 June 2004, total loan facilities and other financing available to the Group amounted to HK$5,384 million, of which HK$4,143 million remained undrawn. The facilities outstanding at the period end comprised HK$1,104 million in bank loans, HK$132 million in convertible guaranteed bonds and HK$5 million in other loan. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2004 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
17%	46%	37%	100%

Based on a net cash surplus of HK$1,917 million at the period end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' funds) was nil (at 31 December 2003: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the period, 70,775,850 and 3,130,435 new shares were issued upon conversion of the convertible guaranteed bonds and exercise of share options respectively. In July 2004, all remaining portion of the convertible guaranteed bonds were converted into 56,614,690 new shares of the Company.

Pledge of Assets

At the period end, certain assets of the Group with an aggregate carrying value of HK$540 million (at 31 December 2003: HK$567 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the period end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 11% of the Group's total borrowings at the period end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2004 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Company's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Institute of Certified Public Accountants.

PUBLICATION OF INTERIM REPORT ON THE EXCHANGE'S WEBSITE

The interim report containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the Exchange's website in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 14 September 2004

As at the date of this announcement, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum. The Non-Executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the Independent Non-Executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.

SHUN TAK HOLDINGS LIMITED 信德集團有限公司



Interim Report 2004 中期業績報告

Contents

GROUP RESULTS

The Group's unaudited profit attributable to shareholders for the six months ended 30 June 2004 amounted to HK$227.0 million, an increase of 90% as compared with the profit of HK$119.8 million for the corresponding period last year. Earnings per share were 11.5 HK cents (2003: 6.2 HK cents).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 4.5 HK cents per share (2003: 1.5 HK cents) in respect of the six months ended 30 June 2004, payable on 15 October 2004 to shareholders on record as at 8 October 2004.

The Register of Members will be closed from 6 October to 8 October 2004, both dates inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 5 October 2004.

BUSINESS REVIEW

Shipping

The growing traveler confidence in the region since mid-2003 and China's liberalization of travel restrictions on individual travelers to Hong Kong and Macau have favorably impacted the Group's shipping operations during the first half of the year. The shipping division continues to maintain its market leadership on the Hong Kong-Macau route as it has done for the past 40 years.

Last September, the shipping division launched the "TurboJET Sea Express" which links the Hong Kong International Airport in Chek Lap Kok with Shenzhen and Macau, two popular destinations in the Pearl River Delta region. Travelers responded positively to the new ferry service with passenger volume recording a satisfactory growth since its launch. This is an encouraging indication of passenger demand for the new inter-modal transportation model which enables the shipping division to capture a wider and more diversified international traveler base. The Group's active involvement in the multi-modal transit arrangements reflects its commitment to build an international shipping network in the Pearl River Delta region.

In June 2004, the Macau SAR Government started a "Macau Expresslink" service which allows passengers to travel as transit passengers between the ferry terminal in Macau and the Macau International Airport without the need for customs and immigration formalities. This arrangement enables the Group to extend its international shipping network to the increasingly popular Macau International Airport.

To increase the passenger catchment area for Shenzhen routes, the shipping division introduced in May 2004 shuttle bus services for its passengers at Fu Yong Ferry Terminal to and from the Shenzhen Airport and Shenzhen City. It is intended that the service will be extended to Dongguan and Huizhou in the second half of 2004.

During the first half of 2004, fuel prices rose over 20% as compared with the corresponding period in 2003. In view of the escalating fuel costs, the shipping division is committed to maintaining prudent cost-control measures, including the most effective fleet deployment and sailing schedules, and increased the fares on its Hong Kong-Macau route in

The Group's hospitality division reported improved results in the six months ended 30 June 2004 due to a significant rebound in Macau tourism since mid-2003 and partly due to closure of the Greater China Club's clubhouse facilities in 2003. For the six months ended 30 June 2004, the total number of visitors to Macau increased by 52.6% to 7.7 million, as compared with the same period last year. Visitors from China to Macau increased significantly by 96.3% to 4.5 million for the six months ended 30 June 2004, as compared with the same period last year.

As a result of active marketing campaigns in capturing the surge in tourist arrivals to Macau, the performance of the Mandarin Oriental Macau and Westin Resort Macau improved significantly during the first half of 2004 as compared with the same period last year. Mandarin recorded an increase in average room rate and occupancy rate of approximately 3.0% and 24.2%, respectively, for the six months ended 30 June 2004. Westin recorded an increase in average room rate and occupancy rate of approximately 9.5% and 10.4%, respectively, for the same period. The Macau Golf & Country Club, Macau's premier golf club adjacent to The Westin, also recorded satisfactory performance during the period.

Under the Group's professional management, Macau Tower Convention & Entertainment Centre has become a prominent tourist landmark and a prime venue for major public events, conventions and banquets in Macau. Macau Tower has recently been elected as the most favored tourist spot by visitors in Macau in a public survey in July 2004 as part of the "Macau Welcomes You" campaign organized by Macau SAR Government.

Property

The Group's property division performed satisfactorily with an operating

In Guangzhou, the Shun Tak Business Centre comprises a 32-storey office tower and a 6-storey shopping arcade and multi-functional office accommodation. With growing interest in the property, the profit contribution generated from the property continued to increase during the period.

The Group's property management division continued to expand and provide comprehensive quality services to a wide range of residential and commercial properties, including Liberté, Liberté Place, The Belcher's, The Westwood, Nova Taipa Gardens Phase I and Macau Tower. The portfolio under the division's management extends to more than 10 million square feet in Hong Kong and Macau.

PROSPECTS

In addition to the remarkable tourism growth in Macau in recent years, Macau's gross domestic product recorded a year-on-year growth of approximately 15.6% for the year ended 31 December 2003 and approximately 36% during the six months ended 30 June 2004, according to the Statistics and Census Service of Macau SAR Government. In view of the rapid economic development in the Pearl River Delta region, as well as the positive impact of the Closer Economic Partnership Arrangement between the PRC and Hong Kong and Macau together with the continuous relaxation of travel policy on individual travelers in China, the Board is optimistic about the future of regional tourism growth and the benefits for the long-term future development of the Group's core businesses. The Group will continue to review and restructure its operations in order to strategically redeploy its resources in the core businesses and has taken a conservative approach to make a provision for a non-core technology-

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group maintained strong financial position with bank balances and deposits amounted to HK$3,158 million at 30 June 2004, representing a substantial increase of HK$1,544 million from last year end date.

At 30 June 2004, total loan facilities and other financing available to the Group amounted to HK$5,384 million, of which HK$4,143 million remained undrawn. The facilities outstanding at the period end comprised HK$1,104 million in bank loans, HK$132 million in convertible guaranteed bonds and HK$5 million in other loan. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2004 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
17%	46%	37%	100%

Based on a net cash surplus of HK$1,917 million at the period end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' funds) was nil (at 31 December 2003: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the period, 70,775,850 and 3,130,435 new shares were issued upon conversion of the convertible guaranteed bonds and exercise of share

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 11% of the Group's total borrowings at the period end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June

	Note	**(Unaudited) 2004 (HK$'000)**	(Unaudited) 2003 (HK$'000)
Turnover	2	**2,241,040**	2,579,173
Other revenues		**37,374**	38,533
Other income	3	**58,370**	11,943
		2,336,784	2,629,649
Cost of properties sold		**(1,102,262)**	(1,777,730)
Other operating costs		**(820,695)**	(797,287)
Operating profit	2, 4	**413,827**	54,632
Finance costs	5	**(13,858)**	(26,193)
Investment (loss)/gain	6	**(25,574)**	29,671
Share of results of associates		**20,327**	14,229
Share of results of jointly controlled entities		**270**	(1,959)
Profit before taxation		**394,992**	70,380
Taxation	7	**(38,871)**	(18,517)
Profit after taxation		**356,121**	51,863
Minority interests		**(129,094)**	67,901
Profit attributable to shareholders		**227,027**	119,764
Interim dividend	8	**90,735**	29,137

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) At 30 June 2004 (HK$'000)	(Audited) At 31 December 2003 (HK$'000)
Non-current assets			
Fixed assets	10	**4,221,422**	4,289,395
Associates		**585,513**	589,245
Joint ventures		**57,839**	54,001
Investments		**902,329**	873,986
Goodwill		**9,691**	38,903
Mortgage loans receivable		**1,203,365**	1,626,210
Deferred tax assets		**3,020**	6,510
		6,983,179	7,478,250
Current assets			
Properties under development		**907,875**	905,996
Inventories		**758,633**	1,866,691
Sale proceeds of properties held by stakeholders		**—**	663,710
Trade & other debtors, deposits and prepayments	11	**317,793**	368,585

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) At 30 June 2004 (HK$'000)	(Audited) At 31 December 2003 (HK$'000)
Non-current liabilities			
Long-term borrowings		**1,032,510**	1,163,900
Deferred tax liabilities		**66,747**	60,625
		1,099,257	1,224,525
Minority interests and loans		**3,313,355**	3,958,265
Net assets		**6,749,441**	6,428,301
Shareholders' equity			
Share capital	12	**504,085**	485,608
Reserves		**6,154,621**	5,874,708
Proposed dividends		**90,735**	67,985
		6,749,441	6,428,301

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June

	(Unaudited) 2004 (HK$'000)	(Unaudited) 2003 (HK$'000)
Net cash from operating activities	**2,079,312**	1,132,168
Net cash (used in)/from investing activities	**(18,596)**	308,733
Net cash used in financing activities	**(975,470)**	(1,543,108)
Net increase/(decrease) in cash and cash equivalents	**1,085,246**	(102,207)
Cash and cash equivalents at 1 January	**1,578,172**	897,844
Cash and cash equivalents at 30 June	**2,663,418**	795,637
Analysis of balances of cash and cash equivalents		
Time deposits	**2,753,242**	671,538
Cash and bank balances	**404,632**	145,496
	3,157,874	817,034
Time deposits with a maturity over three months	**(494,206)**	(21,397)
Time deposits pledged to a bank	**(250)**	—
	2,663,418	795,637

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2004 (unaudited)

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)
At 1 January 2004	485,608	3,795,658	5,019	47,823	13,150	975	2,012,083	67,985	6,428,301
Conversion of convertible guaranteed bonds	17,694	147,214	–	–	–	–	–	–	164,908
Exercise of share options	783	2,817	–	–	–	–	–	–	3,600
Expenses on issue of shares	–	(156)	–	–	–	–	–	–	(156)
Released upon disposal of a subsidiary	–	–	–	(3,680)	–	–	–	–	(3,680)
Exchange translation difference	–	–	–	–	–	(7)	–	–	(7)
Profit for the period	–	–	–	–	–	–	227,027	–	227,027
2003 final dividend for shares issued upon conversion of convertible guaranteed bonds	–	–	–	–	–	–	(2,567)	2,567	–
2003 final dividend	–	–	–	–	–	–	–	(70,552)	(70,552)
2004 interim dividend	–	–	–	–	–	–	(90,735)	90,735	–
At 30 June 2004	504,085	3,945,533	5,019	44,143	13,150	968	2,145,808	90,735	6,749,441

For the six months ended 30 June 2003 (unaudited)

Note 1 Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

Note 2 Segment information

An analysis of the Group's turnover and operating profit by business and geographical segments is outlined below:

For the six months ended 30 June

	Turnover		**Operating profit**	
	2004 (HK$'000)	2003 (HK$'000)	**2004 (HK$'000)**	2003 (HK$'000)
By business segment:				
Shipping	**739,338**	578,314	**95,665**	(28,256)
Property	**1,436,352**	1,941,115	**344,492**	110,231

Note 3 Other income

Other income includes HK$49,013,000 being interest and redemption premium on convertible guaranteed bonds written back following their conversion as set out in note 13 to the condensed financial statements.

Note 4 Operating profit

For the six months ended 30 June

	2004 (HK$'000)	2003 (HK$'000)
After crediting:		
Interest income	7,139	11,512
Less: Amount capitalised in properties under development	—	(4,526)
	7,139	6,986
Rental income from investment properties	57,479	53,454
Less: Outgoings	(1,376)	(1,721)
	56,103	51,733
Dividends from unlisted investments	146	16,991
After charging:		
Cost of inventories		
- properties	1,102,262	1,777,730
- others	[illegible]	[illegible]

Note 5 Finance costs

For the six months ended 30 June

	2004 (HK$'000)	2003 (HK$'000)
Total finance costs incurred	**14,867**	45,235
Less: Amount capitalised in properties under development	**(1,009)**	(19,042)
Total finance costs expensed during the period	**13,858**	26,193

Note 6 Investment (loss)/gain

Investment loss of HK$25,574,000 in 2004 represents impairment loss on goodwill of subsidiaries. Investment gain of HK$29,671,000 in 2003 represents profit on disposal of a subsidiary.

Note 7 Taxation

For the six months ended 30 June

	2004 (HK$'000)	2003 (HK$'000)
Company and subsidiaries		

Note 7 Taxation *(Continued)*

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

Note 8 Interim dividend

For the six months ended 30 June

	2004 (HK$'000)	2003 (HK$'000)
Interim dividend of 4.5 HK cents on 2,016,340,195 shares (2003: 1.5 HK cents on 1,942,433,910 shares)	**90,735**	29,137

Note 9 Earnings per share

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$227,027,000 (2003: HK$119,764,000) and the weighted average number of 1,982,465,522 shares (2003: 1,942,433,910 shares) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$234,134,000 (2003: HK$119,764,000) and the weighted average number of 2,088,257,842 shares (2003: 1,952,728,475 shares) in issue after adjusting

Note 9 Earnings per share *(Continued)*

A reconciliation of profit attributable to shareholders and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the six months ended 30 June

	Profit attributable to shareholders		Weighted average number of shares	
	2004 (HK$'000)	2003 (HK$'000)	**2004**	2003
Profit/number of shares for the purpose of basic earnings per share	**227,027**	119,764	**1,982,465,522**	1,942,433,910
Effect of dilutive potential ordinary shares:				
Share options	**—**	—	**17,676,584**	10,294,565
Convertible guaranteed bonds	**7,107**	—	**88,115,736**	—
Profit/number of shares for the purpose of diluted earnings per share	**234,134**	119,764	**2,088,257,842**	1,952,728,475

Note 10 Fixed assets

During the period, additions to fixed assets mainly comprised investment property, furniture, fixtures and equipment of HK$5,861,000 (2003: properties of HK$26,193,000) and net book value of fixed assets disposed of amounted to HK$1,947,000 (2003: HK$15,287,000).

Note 11 Trade debtors and creditors - ageing analysis

The Group maintains defined credit policies on its trade debtors, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	30 June 2004 (HK$'000)	31 December 2003 (HK$'000)
0 - 30 days	**84,723**	81,165
31 - 60 days	**25,491**	25,541
61 - 90 days	**4,703**	5,208
over 90 days	**11,423**	45,083
	126,340	156,997

The ageing analysis of trade creditors is as follows:

	30 June 2004 (HK$'000)	31 December 2003 (HK$'000)
0 - 30 days	**291,335**	445,771
31 - 60 days	**1,467**	9,795
61 - 90 days	**241**	4,974
over 90 days	**929**	1,800
	293,972	462,340

Note 12 Share capital

	30 June 2004 Number of shares	(HK$'000)	31 December 2003 Number of shares	(HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At beginning and end of the period	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At beginning of the period	**1,942,433,910**	**485,608**	1,942,433,910	485,608
Conversion of convertible guaranteed bonds	**70,775,850**	**17,694**	—	—
Exercise of share options	**3,130,435**	**783**	—	—
At end of the period	**2,016,340,195**	**504,085**	1,942,433,910	485,608

Note 13 Convertible guaranteed bonds

In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds which carry interest at 4.25% per annum payable annually in arrear. The bonds were guaranteed by the Company and listed on the Luxembourg Stock Exchange. Unless previously purchased and cancelled, redeemed or converted, the bonds would be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest.

During the period, the convertible guaranteed bonds with an aggregate principal amount of US$21.3 million were converted into 70,775,850 ordinary shares of the Company at HK$0.25 each.

Subsequent to the balance sheet date, in July 2004, all remaining portion of the convertible guaranteed bonds with an aggregate principal amount of US$17 million were converted into 56,614,690 ordinary shares of the Company at HK$0.25 each.

Note 14 Pledge of assets

At 30 June 2004, certain assets of the Group with an aggregate carrying value of HK$539,889,000 (at 31 December 2003: HK$567,345,000) were pledged to secure bank loan facilities.

Note 15 Capital commitments

	30 June 2004 (HK$'000)	31 December 2003 (HK$'000)
Contracted but not provided for		
Capital expenditure	**30,745**	30,457
Capital contribution to a jointly controlled entity	**6,368**	9,650
	37,113	40,107
Authorised but not contracted for		
Capital expenditure	**1,589**	11,568

In addition to the above, the Group's share of capital commitments of a jointly controlled entity itself are as follows:

	30 June 2004 (HK$'000)	31 December 2003 (HK$'000)
Contracted but not provided for	**1,089**	1,468
Authorised but not contracted for	**734**	825
	1,823	2,293

Note 16 Contingencies

There have been no material changes in contingent liabilities of the Group since 31 December 2003.

Note 17 Significant related party transactions

For the six months ended 30 June

	2004 (HK$'000)	2003 (HK$'000)
Significant transactions with the Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM) Group		
Dividend received from STDM	—	16,845
Ship tickets sold to the STDM Group	243,070	177,698
Discount and commission paid to the STDM Group for sale of ship tickets	18,986	14,820
Management and incentive fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre (MTCEC)	18,666	12,262
Fuel purchased from the STDM Group in Macau for shipping operations	55,762	38,168
Income collected by the STDM Group for sale of ship tickets and related services in Macau	136,838	113,041
Amount reimbursed to the STDM Group for expenses incurred in respect of TurboJET operations in Macau	66,234	60,835
Costs and expenses incurred by the Group for management of MTCEC	7,907	12,845
Gross operating revenue of MTCEC collected for STDM	2,453	10,185
Charter hire income received from the STDM Group	—	20,176
Temporary advances from STDM	86,915	21,913
Significant transactions with China Travel Services (Hong Kong) Limited (CTSHK)		
Commission paid to CTSHK for sale of ship tickets	13,159	10,077
Net income collected by CTSHK for sale of ship tickets and related services	62,934	44,756
Amount reimbursed by Shun Tak Shipping Company, Limited, STDM and its associates for expenses and resources shared by them	18,268	21,410
Interest expenses paid to minority shareholders of a subsidiary	1,370	13,231
Sales commission paid to a minority shareholder of a subsidiary	5,287	5,458
Insurance premium paid to an associate	16,692	20,403
Construction cost paid to a joint venture	24,160	179,550
Ship passengers handling fees received on behalf of a joint venture	6,907	—

Note 18 Significant subsequent event

Except for the conversion of convertible guaranteed bonds as set out in note 13 to the condensed financial statements, there was no other significant subsequent event.

As at 30 June 2004, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) Interests of the directors in shares and underlying shares of the Company

		Ordinary Shares of HK$0.25 each		
Name of Director	Note	Personal Interests	Corporate Interests	Approximate Percentage of Interests
Stanley Ho	(i)	248,249,527	36,285,523	14.11%
Sir Roger Lobo		—	—	—
Robert Kwan		—	—	—
Cheng Yu Tung		—	—	—
Mok Ho Yuen Wing, Louise		323,627	—	0.02%
Pansy Ho	(ii)	45,745,344	97,820,707	7.12%
Daisy Ho	(iii)	44,959,551	97,820,707	7.08%
Ambrose So	(iv)	30,563,990	—	1.52%
Patrick Huen	(v)	10,141,370	—	0.50%
Andrew Tse	(vi)	12,403,870	—	0.62%
Anthony Chan	(vii)	20,110,120	—	1.00%
Maisy Ho	(viii)	23,288,175	23,066,918	2.30%
David Shum		—	—	—

Notes:

(i) The personal interest of Dr. Stanley Ho represents the interest in 246,662,227 shares and interest in 1,587,300 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Dr. Stanley Ho represents the interest in 11,446,536 shares of the Company held by Sharikat Investments Limited (SIL) and 24,838,987 shares of the Company held by Dareset Limited (DL). SIL and DL are wholly-owned by Dr. Stanley Ho.

(ii) The personal interest of Ms. Pansy Ho represents the interest in 12,555,806 shares and interest in 33,189,538 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Pansy Ho represents the interest in 97,820,707 shares of the Company held by Beeston Profits Limited (BPL). BPL is wholly-owned by Ms. Pansy Ho.

(iii) The personal interest of Ms. Daisy Ho represents the interest in 11,562,252 shares and interest in 33,397,299 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Daisy Ho represents the interest in 97,820,707 shares of the Company held by St. Lukes Investments Limited (LIL). LIL is wholly-owned by Ms. Daisy Ho.

(iv) The personal interest of Dr. Ambrose So represents the interest in 10,406,250 shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(v) The personal interest of Mr. Patrick Huen represents the interest in 62,500 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(vi) The personal interest of Mr. Andrew Tse represents the interest in 2,325,000 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(vii) The personal interest of Mr. Anthony Chan represents the interest in 10,031,250 shares and interest in 10,078,870 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

(viii) The personal interest of Ms. Maisy Ho represents the interest in 3,130,435 shares and interest in 20,157,740 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Maisy Ho represents the interest in 23,066,918 shares of the Company held by LionKing Offshore Limited (LOL). LOL is wholly-owned by Ms. Maisy Ho.

b) Interests of the directors in shares and underlying shares of subsidiaries of the Company

Name of Director	Name of Subsidiary	Corporate Interest	Approximate Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40.00%

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Ms. Maisy Ho in trust for the Company or its subsidiaries.

c) Interests of the directors in shares and underlying shares of associates

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Limited as his personal interest.

All the interests disclosed in sections (a) to (c) above represent long position in the shares or underlying shares of the Company or associated corporation.

Save as disclosed above, none of the directors had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations as at 30 June 2004.

d) Share options

As at 30 June 2004, details of share options granted to directors or employees under the share option schemes of the Company are as follows:

Grantee	Date of Grant	Exercise/ Vesting Period	Exercise Price per Share	Number of Share Options As at 1 January 2004	As at 30 June 2004
Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	1,587,300
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35	2,597,015	2,597,015
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	20,157,740
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35	2,804,776	2,804,776
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	20,157,740
Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	20,157,740
Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	10,078,870
Andrew Tse	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	10,078,870
Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	10,078,870
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	3,130,435	—
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	—	20,157,740
Aggregate total of employees	3 January 2000	3 January 2000 to 2 January 2005	HK$1.15	1,669,564	1,669,564

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and a new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme).

(ii) During the six months ended 30 June 2004, 112,454,870 options to subscribe for ordinary shares in the Company were granted under the 2002 share option scheme. The closing price of the shares of the Company immediately before 25 May 2004 on which the share options were granted was HK$3.15.

(iii) 3,130,435 share options of Ms. Maisy Ho issued under the 1993 share option scheme were exercised during the six months ended 30 June 2004. The closing price of the shares of the Company immediately before the date on which the options were exercised was HK$2.60.

(iv) No share option was cancelled or lapsed during the six months ended 30 June 2004.

(v) The directors consider that it is not appropriate to disclose the value of options granted during the six months ended 30 June 2004, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The directors believe that the valuation of options based upon speculative assumptions would not be meaningful and would be misleading to shareholders.

(vi) Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

(vii) Save as described above, as at 30 June 2004, none of the directors or their spouse or children under 18 years of age were granted or exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations.

e) Substantial shareholders

As at 30 June 2004, the register of interests in shares or short positions kept under Section 336 of the SFO showed that, other than the interests of directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interests
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	308,057,215	15.28%
Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM) and its subsidiary	263,667,107	13.08%

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in STS.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho have beneficial interests in STDM.

(iii) All the interests disclosed above represent long position in the shares of the Company.

(iv) Save as disclosed above, no other person (other than the directors of the Company) had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the six months ended 30 June 2004.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2004 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Company's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Institute of Certified Public Accountants.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 14 September 2004

As at the date of this report, the Executive Directors of the Company are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum. The Non-Executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the Independent Non-Executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.

目錄

集團業績

截至二零零四年六月三十日止六個月內集團未經審核之股東應佔溢利為港幣二億二千七百萬元，較去年同期港幣一億一千九百八十萬元增加百分之九十。每股盈利則為十一點五港仙(二零零三年：六點二港仙)。

中期股息

董事會已宣佈將於二零零四年十月十五日，派發截至二零零四年六月三十日止六個月之中期股息每股四點五港仙(二零零三年：每股一點五港仙)予在二零零四年十月八日名列股東登記冊內之股東。



去年九月，船務部推出「機場噴射飛航」，往來赤鱲角香港國際機場與珠江三角洲地區兩大熱門地點深圳及澳門。旅客對該項嶄新之渡輪服務反應理想，自航線推出至今，客運量一直錄得令人滿意之增長，顯示乘客對嶄新聯運模式之需求殷切，有助船務部吸納更廣泛及更多元化之國際旅客群。本集團積極參與多模式聯運過境安排，反映其致力於珠江三

由於澳門旅遊業自二零零三年中起顯著復甦，以及部分由於大中華會於二零零三年關閉會所設施，本集團之酒店及消閒業務部於截至二零零四年六月三十日止六個月之業績錄得改善。截至二零零四年六月三十日止六個月，訪澳旅客總數較去年同期增長52.6%至七百七十萬人次。訪澳中國旅客人數於截至二零零四年六月三十日止六個月較去年同期大幅增

[redacted]

位於廣州之信德商務大廈由一幢三十二層高之辦公室大樓、六層商場及多用途辦公室單位組成。基於該物業受用家歡迎，從該物業所得之溢利貢獻於期內持續增加。

本集團之物業管理部持續擴充，並向不同區域之住宅物業及商廈提供全面優質服務，當中包括昇悅居、昇悅商場、寶翠園、西寶城、濠景花園第一期及澳門旅遊塔。該部門於香港及澳門管理之物業組合增至逾一千萬平方呎。

業務前景

近年，澳門旅遊業顯著擴展，澳門之本地生產總值每年都持續錄得增長，根據澳門特別行政區政府統計暨普查局之資料，截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月，澳門之本地生產總值較去年同期分別錄得約15.6%及約36%之增長。有見珠江三角洲地區之經濟發展迅速，加上中國與香港及澳門所訂立之更緊密經貿安排和中國陸續放寬個人旅遊限制所帶來之正面影響，董事會對區內之旅遊業持續增長前景及本集團之核心業務未來長期發展因而受惠抱持樂觀態度。本集團將繼續檢討及重整其業務，策略性調配資源到核心業

財務回顧

流動資金、財務資源及資本架構

本集團保持強健之財務狀況，於二零零四年六月三十日，銀行結餘及存款為港幣三十一億五千八百萬元，較去年年終大幅增加港幣十五億四千四百萬元。

於二零零四年六月三十日，本集團的備用貸款及其他融資合共港幣五十三億八千四百萬元，其中港幣四十一億四千三百萬元尚未提用。於期終時尚未償還的貸款包括銀行貸款港幣十一億零四百萬元、有擔保可換股債券港幣一億三千二百萬元及其他貸款港幣五百萬元。本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零四年六月三十日，本集團各項借貸的到期日如下：

到期組合

1年內	1-2年	2-5年	總額
17%	46%	37%	100%

[redacted]

財務風險

本集團採用穩健的財務風險管理政策，所承擔之外滙及利息風險甚低。本集團之政策乃不參與任何投機性買賣活動。除佔本集團期終時總借款百分之十一之有擔保可換股債券外，本集團所籌得之資金是以浮息計算。本集團的主要業務均以港幣交易及記賬，因此外滙波動風險極低。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司於期終時約有二千一百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

簡明綜合損益表

截至六月三十日止六個月

	附註	**(未經審核) 二零零四年 (港幣千元)**	(未經審核) 二零零三年 (港幣千元)
營業額	二	**2,241,040**	2,579,173
其他收益		**37,374**	38,533
其他收入	三	**58,370**	11,943
		2,336,784	2,629,649
出售物業之成本		**(1,102,262)**	(1,777,730)
其他經營成本		**(820,695)**	(797,287)

簡明綜合資產負債表

	附註	（未經審核） 於二零零四年 六月三十日 （港幣千元）	（經審核） 於二零零三年 十二月三十一日 （港幣千元）
非流動資產			
固定資產	十	**4,221,422**	4,289,395
聯營公司		**585,513**	589,245
合營投資		**57,839**	54,001
投資		**902,329**	873,986
商譽		**9,691**	38,903
應收按揭貸款		**1,203,365**	1,626,210
遞延税項資產		**3,020**	6,510
		6,983,179	7,478,250
流動資產			
發展中物業		**907,875**	905,996
存貨		**758,633**	1,866,691
代管人持有出售物業之款項		**—**	663,710

簡明綜合資產負債表

	附註	(未經審核) 於二零零四年 六月三十日 (港幣千元)	(經審核) 於二零零三年 十二月三十一日 (港幣千元)
非流動負債			
長期借貸		**1,032,510**	1,163,900
遞延稅項負債		**66,747**	60,625
		1,099,257	1,224,525
少數股東權益及貸款		**3,313,355**	3,958,265
資產淨值		**6,749,441**	6,428,301
股東權益			
股本	十二	**504,085**	485,608
儲備		**6,154,621**	5,874,708
擬派股息		**90,735**	67,985
		6,749,441	6,428,301

簡明綜合現金流量表

截至六月三十日止六個月

	(未經審核) 二零零四年 (港幣千元)	(未經審核) 二零零三年 (港幣千元)
經營業務所得之現金淨額	**2,079,312**	1,132,168
投資業務(使用)/所得之現金淨額	**(18,596)**	308,733
融資活動使用之現金淨額	**(975,470)**	(1,543,108)
現金及等同現金之增加/(減少)淨額	**1,085,246**	(102,207)
一月一日之現金及等同現金	**1,578,172**	897,844
六月三十日之現金及等同現金	**2,663,418**	795,637
現金及等同現金之分析		
定期存款	**2,753,242**	671,538
現金及銀行結餘	**404,632**	145,496
	3,157,874	817,034
超過三個月之定期存款	**(494,206)**	(21,397)
向銀行作出抵押之定期存款	**(250)**	—

簡明綜合權益變動表

截至二零零四年六月三十日止六個月（未經審核）

	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	資本儲備賬 (港幣千元)	投資物業重估價值儲備賬 (港幣千元)	匯兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總額 (港幣千元)
二零零四年一月一日	485,608	3,795,658	5,019	47,823	13,150	975	2,012,083	67,985	6,428,301
轉換有擔保可換股債券	17,694	147,214	–	–	–	–	–	–	164,908
行使購股權	783	2,817	–	–	–	–	–	–	3,600
發行股份之費用	–	(156)	–	–	–	–	–	–	(156)
註銷附屬公司之減額	–	–	–	(3,680)	–	–	–	–	(3,680)
折算兌換差額	–	–	–	–	–	(7)	–	–	(7)
本期溢利	–	–	–	–	–	–	227,027	–	227,027
因轉換有擔保可換股債券而發行之股份之二零零三年末期股息	–	–	–	–	–	–	(2,567)	2,567	–
二零零三年末期股息	–	–	–	–	–	–	–	(70,552)	(70,552)
二零零四年中期股息	–	–	–	–	–	–	(90,735)	90,735	–
二零零四年六月三十日	504,085	3,945,533	5,019	44,143	13,150	968	2,145,808	90,735	6,749,441

簡明財務報表附註

附註一　編製基準及會計政策

本簡明綜合財務報表乃按香港會計師公會頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六而編製。

本集團編製中期財務報表所採用之會計政策及計算方法，與截至二零零三年十二月三十一日止年度之全年財務報表所採用者一致。

附註二　分類資料

按經營業務和地區劃分之集團營業額和經營溢利如下：

截至六月三十日止六個月

	營業額	經營溢利

附註三　其他收入

其他收入包括簡明財務報表附註第十三項所述有擔保可換股債券被轉換後，撥回該等債券之利息及贖回溢價準備共49,013,000港元。

附註四　經營溢利

截至六月三十日止六個月

	二零零四年 (港幣千元)	二零零三年 (港幣千元)
已計入：		
利息收入	**7,139**	11,512
減：於發展中物業撥作		
資產成本化之數額	**—**	(4,526)

附註五　融資成本

截至六月三十日止六個月

	二零零四年 (港幣千元)	二零零三年 (港幣千元)
融資成本總額	**14,867**	45,235
減：於發展中物業撥作資產成本化之數額	**(1,009)**	(19,042)
期內融資費用總額	**13,858**	26,193

附註六　投資（虧損）／收益

二零零四年之投資虧損為附屬公司商譽減值虧損25,574,000港元。二零零三年之投資收益為出售一家附屬公司獲取之盈利29,671,000港元。

附註七　稅項

截至六月三十日止六個月

附註七　稅項（續）

遞延稅項乃根據財務報表內資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的暫時差異作撥備。

附註八　中期股息

截至六月三十日止六個月

	二零零四年 （港幣千元）	二零零三年 （港幣千元）
中期股息：2,016,340,195股，每股派4.5港仙（二零零三年：1,942,433,910股，每股派1.5港仙）	**90,735**	29,137

附註九　每股盈利

每股基本盈利乃根據期內股東應佔溢利227,027,000港元（二零零三年：119,764,000港元）及於期內已發行股份之加權平均數

附註十一 貿易應收及應付賬款－賬齡分析

本集團對客戶保持明確並合乎市場需要和客戶業務的信貸政策。銷售信貸只會通過協商給予交易記錄良好的主要客戶。貿易應收賬款之賬齡分析如下：

	二零零四年 六月三十日 (港幣千元)	二零零三年 十二月三十一日 (港幣千元)
零至三十日	**84,723**	81,165
三十一至六十日	**25,491**	25,541
六十一至九十日	**4,703**	5,208
超過九十日	**11,423**	45,083
	126,340	156,997

貿易應付賬款之賬齡分析如下：

附註九　每股盈利*(續)*

用於計算每股基本盈利及每股攤薄後盈利之股東應佔溢利及股份之加權平均數計算如下：

截至六月三十日止六個月

	股東應佔溢利		股份之加權平均數	
	二零零四年 (港幣千元)	二零零三年 (港幣千元)	**二零零四年**	二零零三年
用於計算每股基本盈利之溢利／股份數目	**227,027**	119,764	**1,982,465,522**	1,942,433,910
具攤薄潛力之普通股之影響：				
購股權	**—**	—	**17,676,584**	10,294,565
有擔保可換股債券	**7,107**	—	**88,115,736**	—

[redacted]

附註十二 股本

	二零零四年六月三十日		二零零三年十二月三十一日	
	股份數目	**(港幣千元)**	股份數目	(港幣千元)
法定股本				
每股面值0.25港元普通股				
於期初及於期末	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
發行及已繳足股本				
每股面值0.25港元普通股				
於期初	**1,942,433,910**	**485,608**	1,942,433,910	485,608
轉換有擔保可換股債券	**70,775,850**	**17,694**	—	—
行使購股權	**3,130,435**	**783**	—	—
於期末	**2,016,340,195**	**504,085**	1,942,433,910	485,608

附註十三 有擔保可換股債券

一九九九年七月，一家附屬公司發行總值70,000,000美元以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。除非先前已被購回及註銷、贖回或轉換，該批債券應於二零零四年七月二十七日按本金之132.5%加應計利息贖回。

期內，合共面值21,300,000美元之有擔保可換股債券被轉換為70,775,850股每股面值0.25港元之本公司股份。

附註十五 資本承擔

	二零零四年 六月三十日 (港幣千元)	二零零三年 十二月三十一日 (港幣千元)
已簽約但未撥備		
資本性支出	**30,745**	30,457
共同控制企業資本注資	**6,368**	9,650
	37,113	40,107
已批准但未簽約		
資本性支出	**1,589**	11,568

除以上所述外，本集團所佔共同控制企業本身之資本承擔如下：

	二零零四年 六月三十日 (港幣千元)	二零零三年 十二月三十一日 (港幣千元)
已簽約但未撥備	**1,089**	1,468
已批准但未簽約	**734**	825
	1,823	2,293

附註十六 或然負債

附註十七 與關連人士之重大交易

截至六月三十日止六個月

	二零零四年 (港幣千元)	二零零三年 (港幣千元)
與澳門旅遊娛樂有限公司(澳門娛樂)集團之重大交易		
收取澳門娛樂股息	**—**	16,845
售予澳門娛樂集團船票	**243,070**	177,698
就出售船票而付予澳門娛樂集團的折扣及佣金	**18,986**	14,820
就管理酒店及澳門旅遊塔會展娛樂中心(澳門塔)向澳門娛樂收取的管理費及獎金	**18,666**	12,262
就澳門船務向澳門娛樂集團購入燃料	**55,762**	38,168
澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的收入	**136,838**	113,041
就澳門船務業務向澳門娛樂集團償還的開支	**66,234**	60,835
本集團管理澳門塔的成本和開支	**7,907**	12,845
代澳門娛樂收取澳門塔之總經營收益	**2,453**	10,185
收取澳門娛樂集團之船舶租金收益	**—**	20,176
來自澳門娛樂的暫借款項	**86,915**	21,913
與香港中國旅行社有限公司(香港中旅)之重大交易		
就出售船票而付予香港中旅的佣金	**13,159**	10,077
香港中旅代本集團收取銷售船票及提供有關服務的淨收入	**62,934**	44,756
信德船務有限公司、澳門娛樂及其聯營公司償還該等公司分享的資源及承擔的開支	**18,268**	21,410
付予一家附屬公司少數股東之利息支出	[illegible]	[illegible]

權益之披露

於二零零四年六月三十日，本公司董事於本公司或其任何聯繫法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據上市公司董事證券交易標準守則須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

		每股面值0.25港元普通股		概約權益
董事姓名	附註	**個人權益**	**公司權益**	**百分比**
何鴻燊	(i)	248,249,527	36,285,523	14.11%
羅保爵士		—	—	—
關超然		—	—	—
鄭裕彤		—	—	—
莫何婉穎		323,627	—	0.02%
何超瓊	(ii)	45,745,344	97,820,707	7.12%
何超鳳	(iii)	44,959,551	97,820,707	7.08%
蘇樹輝	(iv)	30,563,990	—	1.52%
禤永明	(v)	10,141,370	—	0.50%
謝天賜	(vi)	12,403,870	—	0.62%
陳偉能	(vii)	20,110,120	—	1.00%
何超蕸	(viii)	23,288,175	23,066,918	2.30%
岑康權		—	—	—

附註：

(i) 何鴻燊博士的個人權益代表246,662,227股股份及獲授本公司購股權之

(ii) 何超瓊女士的個人權益代表12,555,806股股份及獲授本公司購股權之33,189,538股相關股份之權益。詳情載於(d)段「購股權」。何超瓊女士的公司權益代表Beeston Profits Limited (BPL)持有之97,820,707股股份。BPL為何超瓊女士全資擁有。

(iii) 何超鳳女士的個人權益代表11,562,252股股份及獲授本公司購股權之33,397,299股相關股份之權益。詳情載於(d)段「購股權」。何超鳳女士的公司權益代表St. Lukes Investments Limited (LIL)持有之97,820,707股股份。LIL為何超鳳女士全資擁有。

(iv) 蘇樹輝博士的個人權益代表10,406,250股股份及獲授本公司購股權之20,157,740股相關股份之權益。詳情載於(d)段「購股權」。

(v) 禤永明先生的個人權益代表62,500股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(vi) 謝天賜先生的個人權益代表2,325,000股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(vii) 陳偉能先生的個人權益代表10,031,250股股份及獲授本公司購股權之10,078,870股相關股份之權益。詳情載於(d)段「購股權」。

(viii) 何超蕸女士的個人權益代表3,130,435股股份及獲授本公司購股權之20,157,740股相關股份之權益。詳情載於(d)段「購股權」。何超蕸女士的公司權益代表LionKing Offshore Limited (LOL)持有之23,066,918股股份。LOL為何超蕸女士全資擁有。

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	公司權益	概約權益百分比
何鴻燊	信德文化廣場有限公司	普通股4股	40.00%

附註：何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生及何超蕸女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於聯營公司的股份及相關股份之權益

何鴻燊博士擁有南耀有限公司普通股1股(即百分之十權益)作為其個人權益。

以上(a)段至(c)段所披露之權益皆代表本公司或其有聯繫法團的好倉股份或相關股份。

除以上所披露者外，於二零零四年六月三十日，本公司並無董事擁有本公司或其有聯繫法團的任何股份、相關股份或債券的任何權益或淡倉。

d）購股權

於二零零四年六月三十日，根據本公司的購股權計劃，授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使期／有效期	每股股份之行使價	購股權數目 於二零零四年一月一日	購股權數目 於二零零四年六月三十日
何鴻燊	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	1,587,300
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,597,015	2,597,015
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	20,157,740
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,804,776	2,804,776
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	20,157,740
蘇樹輝	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	20,157,740
禤永明	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	10,078,870
謝天賜	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	10,078,870
陳偉能	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	10,078,870
何超蓮	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	3,130,435	—
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	—	20,157,740
僱員的總數	二零零零年一月三日	二零零零年一月三日至二零零五年一月二日	1.15港元	1,669,564	1,669,564

附註：

(i) 於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。

(ii) 截至二零零四年六月三十日止六個月內，在二零零二年購股權計劃下授出112,454,870股購股權。緊接二零零四年五月二十五日(購股權授出日期)前，本公司股份的收市價為3.15港元。

(iii) 截至二零零四年六月三十日止六個月內，在一九九三年購股權計劃下授予何超瓊女士的3,130,435股購股權被行使。緊接購股權行使日期前，本公司股份的收市價為2.60港元。

(iv) 截至二零零四年六月三十日止六個月內，並無購股權被註銷或逾期失效。

(v) 董事認為，估算購股權價值涉及多項主觀及不肯定的假設，因此不宜披露於截至二零零四年六月三十日止六個月內授出購股權的價值。董事相信，基於揣測性假設而估算購股權的價值意義不大，且可能誤導股東。

(vi) 授予董事及僱員認購本公司股票的購股權，於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值計入，所得淨款項高於計入股本的餘額則計入股份溢價賬。

(vii) 除以上所披露者外，於二零零四年六月三十日，董事或其配偶或十八歲以下子女概無獲授或行使任何權利以認購本公司或其有聯繫法團的股本或債務證券。

e) **主要股東**

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零四年六月三十日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	每股面值 0.25港元普通股	概約權益百分比
信德船務有限公司（信德船務）及其附屬公司	308,057,215	15.28%
澳門旅遊娛樂有限公司（澳門娛樂）及其附屬公司	263,667,107	13.08%

附註：

(i) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及何超鳳女士實益擁有信德船務之權益。

(ii) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士及何超瓊女士實益擁有澳門娛樂之權益。

(iii) 以上所有披露之權益皆代表本公司的好倉股份。

(iv) 除以上所披露者外，於二零零四年六月三十日，並無其他人（本公司董事除外）擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

購買、出售或贖回上市證券

截至二零零四年六月三十日止六個月內，本公司及其附屬公司並無購買、出售或贖回本公司任何上市證券。

審核委員會之審閱

截至二零零四年六月三十日止六個月的未經審核中期財務報表，已經由本公司審核委員會審閱。本公司的獨立核數師應董事會的要求，已按照香港會計師公會頒佈的核數準則700，對未經審核中期財務報表進行審閱。

最佳應用守則

據董事所知並無任何資料可合理地顯示本公司於本中期業績報告所述之任何時間內未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

承董事會命
何鴻燊
集團行政主席

香港，二零零四年九月十四日

於本報告日期，本公司之執行董事為何鴻燊博士、何超瓊女士、何超鳳女士、蘇樹輝博士、禤永明先生、謝天賜先生、陳偉能先生、何超蕸女士及岑康權先生，非執行董事為拿督鄭裕彤博士及莫何婉穎女士，而獨立非執行董事為羅保爵士、關超然先生及何厚鏘先生。



SHUN TAK HOLDINGS LIMITED

Penthouse, 39th Floor, West Tower
Shun Tak Centre, 200 Connaught Road Central
Hong Kong

信德集團有限公司

香港中環干諾道中二百號信德中心西座三十九字頂樓